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                              January 7, 2022

       Michael Sonnenshein
       Chief Executive Officer
       Grayscale Digital Large Cap Fund LLC
       290 Harbor Drive, 4th Floor
       Stamford, CT 06902

                                                        Re: Grayscale Digital
Large Cap Fund LLC
                                                            Amendment No. 3 to
Registration Statement on Form 10-12G
                                                            November 29, 2021
                                                            File No. 000-56284

       Dear Mr. Sonnenshein:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Amendment No. 3 to Registration Statement on Form 10-12G

       Investment Objective, page 6

   1. Revise here to state, if true and as disclosed on page 106, that the Manager may, in its sole discretion, select a
different reference rate provider. Please also clarify, here and on page
                                                        106, that the exercise
of such discretion is subject to the Manager's obligations under the
                                                        Index License
Agreement.
       The Manager is solely responsible for determining the value of the Digital Asset Holdings, page
       38

   2. We note the disclosure here an on page 50 that "[t]here are no predefined criteria to make a good faith assessment
as to which of the rules the Manager will apply" and that the
                                                        Manager may make this
determination in its sole discretion. This disclosure may suggest that there are no
criteria for determining which rule will apply. Please revise this statement in light of
your disclosure on page 67 that the Manager will employ the
 Michael Sonnenshein
Grayscale Digital Large Cap Fund LLC
January 7, 2022
Page 2
         cascading rules sequentially and in the order as presented.

Determination of Digital Asset Reference Rates, page 65

3. We note your response to our prior comment 6. Please revise the statement near the top of page 66 that "[e]ach Digital Asset Reference Rate algorithm penalizes activity from any given Constituent Exchange" to state instead, if true, that the algorithm penalizes inactivity.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Becky Chow at 202-551-6524 or John Spitz at 202-551-3484 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at 202-551-3859 or Justin Dobbie at 202-551-3469 with any other questions.



FirstName LastNameMichael Sonnenshein                          Sincerely,
Comapany NameGrayscale Digital Large Cap Fund LLC
                                                               Division of
Corporation Finance
January 7, 2022 Page 2                                         Office of
Finance
FirstName LastName